Mr. John Ganley

May 6, 2011

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

May 6, 2011

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, we are responding to the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”)) on April 4 and 25 and May 3, 2011 with respect to the Registrant’s registration statement filed on February 17, 2011 on Form N-1A with respect to the Aspen Futures Strategy Fund, formerly identified as the Aspen Managed Futures Beta Index Fund (the “Fund”), a series of the Registrant (“PEA 68”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on April 4 and 25 and May 3, 2011 to PEA 68, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 68.

STAFF COMMENTS TO THE PROSPECTUS:

1.

Staff Comment:  The Registrant states under the section titled “Investment Objective” on page 3 of PEA 68 that the Fund will “match the weekly performance of its underlying index, the Managed Futures Beta Index.”  Please disclose the process for how the Fund intends to meet its investment objective under each of the sections titled “Principal Investment Strategies of the Fund” and “What are the Fund’s Principal Investment Strategies.”

Registrant’s Response:  The Registrant has revised the Fund’s investment objective and the related disclosure to comply with the Staff’s request.

2.

Staff Comment:  Once the “Fees and Expenses” and “Example” tables (beginning on page 5 of PEA 68) are finalized, please file them with the SEC in a separate SEC correspondence filing.

Registrant’s Response:  On April 18, 2011, the Registrant filed the Fund’s finalized “Fees and Expenses” and “Example” tables in a separate SEC correspondence filing in compliance with the Staff’s request and revised relevant disclosure in the Fund’s Prospectus accordingly.

3.

Staff Comment:  The Staff believes that the portion of the Fund’s name, “Futures Fund,” subjects the Fund to the requirements of Rule 35d-1 (the “Name Rule”) of the 1940 Act.  Please either:  (i) change the name to “Aspen Futures Strategy Fund” or (ii) confirm that the Fund will be subject to and comply with the requirements of the Name Rule with respect to the Fund’s investments in futures-related instruments.

Registrant’s Response:  The Registrant has revised the Fund’s name to “Aspen Futures Strategy Fund.”

4.

Staff Comment:  In the section titled “Principal Investment Strategies of the Fund” on page 5 of PEA 68, the Registrant states that it will invest in derivatives (including swaps, futures and forwards).  Please explain in the Registrant’s response whether the Fund intends that such securities be counted towards compliance with the Name Rule.

Registrant’s Response:  As indicated in its response to Staff Comment No. 3 above, the Registrant has revised the Fund’s name to “Aspen Futures Strategy Fund” and, therefore, is not subject to the Name Rule.

5.

Staff Comment:  In light of the SEC’s correspondence to the Investment Company Institute regarding “Derivatives-Related Disclosures by Investment Company,” dated July 30, 2010, please assess the completeness and accuracy of the Fund’s derivatives-related disclosures in light of the Fund’s actual operations and update, if necessary, the disclosure to reflect the way the Fund will use derivatives.

Registrant’s Response:  The Registrant has assessed the completeness and accuracy of the Fund’s derivatives-related disclosures in light of the Fund’s actual operations and has updated the disclosure to reflect the way the Fund will use derivatives.  This disclosure includes, where appropriate, discussion regarding the Fund’s use of swap agreements, collateral requirements and counterparty monitoring measures.

6.

Staff Comment:  Please explain in detail in the Registrant’s response why Quantitative Equity Strategies, LLC (“QES”), the entity that developed and will be maintaining the Fund’s underlying index, the Managed Futures Beta Index, should not be deemed to be, and required to enter into an investment advisory contract under Section 15 of the 1940 Act with respect to, the Fund.  The Staff reserves the right to request a copy of QES’s index methodology for the Managed Futures Beta Index.

Registrant’s Response:  The Registrant has revised the section titled “Principal Investment Strategies of the Fund” to disclose, among other things, the construction and maintenance of the Index and how Aspen, as the Fund’s investment adviser, will manage the Fund against the Index.  QES does not provide investment advisory services to the Fund.  QES has entered into an agreement to allow the Adviser’s exclusive use of the index for the operation of the Fund.  QES acts as a consultant to the Adviser on the Fund and on other investment products offered by Adviser, but each is a separate company.  The Adviser is not affiliated with QES.  The Fund is not sponsored, endorsed or promoted by QES or its affiliates and their respective directors, officers and employees.  Additional disclosure regarding QES has been included in the Fund’s Prospectus under the headings “THE INDEX PROVIDER” and “DISCLAIMERS”.

7.

Staff Comment:  Please have the Fund and the Subsidiary represent that the following aspects of the Subsidiary will comply with the following 1933 Act and 1940 Act requirements as if the Subsidiary were a registered investment company under the 1940 Act:

a.

Financial statements will be presented and related disclosure will be made on a “look through” basis, at the Fund level;

b.

Approval and renewal of the advisory agreement between the Subsidiary and its investment adviser (Section 15 of the 1940 Act);

c.

Board composition;

d.

Liability for the registration statement by having the Subsidiary sign the registration statement;

e.

Maintaining custody of assets pursuant to Rules 17f-5 and 17f-7 of the 1940 Act;

f.

Designating a domestic (U.S.) agent for service of process; and

g.

Various compliance tests (e.g., 1940 Act Section 5(b)(1) diversification) will be calculated and analyzed as if the assets of the Subsidiary were held directly by the Fund.

Registrant’s Response:   The Fund and the Subsidiary represent that:

a.

Financial statements of the Subsidiary will be presented and related disclosure will be made on a “look through” basis, at the Fund level;

b.

Approval and renewal of the advisory agreement between the Subsidiary and its investment adviser will be conducted pursuant to Section 15 of the 1940 Act;

c.

The Subsidiary will sign the registration statement;

d.

The Subsidiary will maintain custody of assets pursuant to Rules 17f-5 and 17f-7;

e.

The Subsidiary will designate a domestic (U.S.) agent for service of process; and

f.

The Subsidiary will conduct compliance testing as if the assets of the Subsidiary were held directly by the Fund.

Please note that the Fund believes that the Staff’s request “c.” above regarding Board composition of the Subsidiary is neither necessary nor appropriate in this circumstance.  First, unlike the other conditions outlined above, this particular condition has not been previously applied as a condition precedent in the context of a Staff no-action letter in this area.  Second, and more importantly, the other aspects of the Fund afford the Fund sufficient control and influence over the Board of the Subsidiary.  These aspects include, but are not limited to:  (i) the Fund owns 100% of the voting securities of the Subsidiary and therefore has direct control of the composition of the Board and can change that composition at any time; and (ii) the same investment adviser, Aspen Partners Ltd., serves as the sole investment adviser of the Fund and as the sole investment adviser to the Subsidiary.

1.

Staff Comment:  Referencing the Registrant’s disclosure of “Counterparty Credit Risk” on page 7 of PEA 68, please state in your response whether 25% or more of the Fund’s assets will be exposed to a single counterparty.  If so, the Staff will discuss with the Registrant additional disclosures required to be made with respect to such counterparty, including, but not limited to, the identity of such counterparty and its credit rating.

Registrant’s Response:  Although the Fund may select and enter into agreements with any number of counterparties, the Adviser has informed the Registrant that, for the foreseeable future, up to 100% of the Subsidiary’s assets (and indirectly, up to 25% of the Fund’s assets) may be exposed to a single swap counterparty.

Responsibility and authority for reviewing, selecting or removing counterparties with whom the Fund transacts lies with the Fund’s Board of Trustees, and the Board may approve other counterparties or replace the existing counterparty as it determines to be in the Fund’s best interest.  As part of its review process, the Board expects to monitor the creditworthiness of the Fund’s counterparties.  The Registrant understands, based on discussions with the Adviser, that the Fund’s anticipated swap counterparty has a current credit rating of A-.

In addition, the Registrant notes that the anticipated swap agreement between the Fund and the counterparty will require separate accounts to which both the Fund and the counterparty will post collateral, and which accounts are to be fully collateralized or de-collateralized on an end-of-day basis.  As a result, the extent of the Fund’s exposure is expected to be limited to intra-day losses on the collateral account.  The Registrant believes that the above-mentioned measures will collectively serve to minimize the counterparty risk to which the Fund may be exposed and has included additional disclosure in the Fund’s Prospectus describing such measures and the associated risks.

2.

Staff Comment:  Under the section titled “What is the Fund’s Index” on page 12 of PEA 68, please provide a more detailed description of the index methodology, including, but not limited to, a description of what the index is comprised of (including criteria used to determine inclusion in the index) and weighting and rebalancing methodologies.

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

3.

Staff Comment:  Under the section titled “THE INDEX PROVIDER” on page 25 of PEA 68, please delete the sentence “Aspen is not responsible for the descriptions of the Managed Futures Beta Index.”

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

4.

Staff Comment:  The Staff referenced its no-action letter titled Peavey Commodities Futures Fund (June 2, 1983) (“Peavey”) and requested that the Registrant provide support for its position that the Fund qualifies as an investment company under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act.

Registrant’s Response:  Peavey sets forth a two-part test for determining whether a commodity pool “is otherwise an investment company” under the 1940 Act.  Under Peavey, the first part of the test is to determine whether the commodity pool:

(i)

“is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvestment, or trading in securities;” (Section 3(a)(1)(A)); or

(ii)

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of each such issuer’s Total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” (Section 3(a)(1)(C)).

The Staff in Peavey stated that, for purposes of applying the first part of the test, the commodity pool’s investments in futures and options on futures are not deemed to be investments in securities.  Since the Fund intends to hold itself out as an open-end management investment company engaged in the business of investing in securities, as well as invest at least 75% of its assets in Government securities (i.e., U.S. Treasuries), which are included within the definition of securities under the 1940 Act, the Fund “proposes to engage primarily, in the business of investing” in securities and qualifies as an investment company under Section 3(a)(1)(A).1

If the commodity pool qualifies as an investment company under either Section 3(a)(1)(A) or Section 3(a)(1)(C), the second part of the Peavey test is to determine whether the commodity pool is primarily engaged in the business of investing in futures and options on futures rather than being primarily engaged in the business of “investing, reinvesting, owning, holding, or trading in securities.”  (Section 3(b)(1))  Peavey states that, if this is correct, the commodity pool is excepted from the definition of an “investment company” by Section 3(b)(1) of the 1940 Act.2  In Peavey, the Staff stated that in determining whether a commodity pool “investing in futures was otherwise engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss.”  In a subsequent SEC no-action letter, Managed Futures Ass’n (July 15, 1996), the Staff stated that:

[i]n our view, … a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

As stated above, the Fund intends to invest at least 75% of its assets in Government securities (i.e., U.S. Treasuries), which are included within the definition of securities under the 1940 Act, and the remaining assets (up to 25%) will be invested in a 100% wholly owned subsidiary, the Fund’s interests in which are at least nominally securities.  The Subsidiary will in turn hold one or more swap agreements with a counterparty or counterparties (the “Swap Agreement”). The Registrant understands that, pursuant to the Commodity Futures Modernization Act of 2000, “swap agreements” were excluded from the definition of “security” in the Securities Act of 1933 and Securities Exchange Act of 1934, but not from the 1940 Act definition.  The Registrant further understands that, in light thereof, the status of “swap agreements” as securities under the 1940 Act is not free from doubt.  If it were determined that the Swap Agreement was a security under the 1940 Act, then the Fund’s primary source of gains and risk of loss with respect to the 25% of assets would lie with a security, whether or not one “looks through” the subsidiary, and the Peavey analysis would be inapplicable.

Additionally, if a look-through the subsidiary and the Swap Agreement were necessary or appropriate, Registrant believes that that Fund’s “primary business” would not be “investing or trading in commodity interests.”  This is because the Adviser has represented to the Registrant that the reference assets underlying the Swap Agreement will consist of exchange-traded liquid futures contracts relating to all four of the Index’s asset classes (global equities, global fixed income, commodities and currencies) and not exclusively the commodities asset class.  The Adviser further has represented to the Registrant that, in backtesting the Index from 2003 through April 27, 2011, the commodities portion of the Index ranged, (i) on an absolute gross basis, from approximately 5.4% of the Index to approximately 29.8% of the Index, with a median of 13.4% of the Index and (ii) on a net basis, from approximately -22.22% of the Index to approximately 26.73% of the Index, with a median of 8.05% of the Index, with the balance being in the remaining three asset classes.  Therefore, under this approach, because Government securities (i.e., U.S. Treasuries) are not deemed commodity interests and the anticipated commodities exposure through the Swap Agreement is expected to comprise at most a fraction of the value of the reference assets underlying the Swap Agreement, the Fund (i) will not be looking “primarily to commodity interests as its principal intended source of gains” and (ii) does not anticipate that commodity interests present the primary risk of loss.”  In addition, the Adviser has developed the Fund with the intent of managing the Fund, and represents in the Fund’s Prospectus its intent to manage the Fund, as a business primarily investing or trading in securities rather than commodity interests.

Based on the foregoing analyses, the Registrant contends that the Fund qualifies as an investment company under the 1940 Act.

STAFF COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION:

1.

Staff Comment:  In the section titled “INVESTMENT LIMITATIONS” beginning on page 46 of PEA 68, to the extent the Index is or is expected to be concentrated in an industry or group of industries, please revise investment limitation No. (7) accordingly.

Registrant’s Response:  The Registrant has revised investment limitation No. (7) as follows:

*(7)  Invest 25% or more of its assets, taken at market value at the time of purchase, in securities of issuers in any industry or group of industries, except to the extent that the underlying index that the Fund replicates concentrates in an industry or group of industries.  This restriction does not apply to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

* * *

In addition to the above changes, the Registrant has also, among other things:  clarified the Fund’s investment objective, investment strategies, risks and concentration policy; conformed to any prior comments received from the Staff on other offering documents filed since the filing date of PEA 68 with respect to other series under the Trust; completed certain data points; and made certain clerical changes to the offering documents.

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg, Esq.

Secretary, Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Footnotes

1 The Registrant has specifically elected not to discuss whether the Fund qualifies as an investment company under Section 3(a)(1)(C) as the Fund clearly qualifies as an investment company under Section 3(a)(1)(A).

2 The Registrant notes that it is not contending that it be excepted from registering the Fund as an investment company, as is the applicant’s argument in Peavey, but rather is voluntarily and willingly attempting to register the Fund as an investment company under the 1940 Act.  Registrant further notes that Section 3(b)(1) is informally known as the “Issuer Self-Determination” provision, and has typically been employed in a company’s own analysis as to whether it is an investment company under the 1940 Act, rather than as a test applied by the Commission to a company that is otherwise holding itself out as investment company.